SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                    REFAC TECHNOLOGY DEVELOPMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    758655104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
Brian Hirsch                                         George J. Mazin
Palisade Capital Management, LLC                     Lowenstein, Sandler, Kohl,
One Bridge Plaza                                       Fisher & Boylan, P.A.
Fort Lee, NJ 07024                                   65 Livingston Avenue
(201) 585-7733                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 October 7, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                               CUSIP NO. 758655104
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1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
    Persons):

                  Palisade Capital Securities, L.L.C.

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:  New Jersey

--------------------------------------------------------------------------------
   Number of           7)    Sole Voting Power:                        100,000*
                        -------------------------------------------------------
   Shares Beneficially 8)    Shared Voting Power:                            0
                        --------------------------------------------------------
   Owned by
   Each Reporting      9)    Sole Dispositive Power:                 100,000*
                        --------------------------------------------------------
   Person   With:     10)    Shared Dispositive Power:                       0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                100,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                2.6%**

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  BD

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* All 100,000 shares of the Issuer's common stock ("Shares")  beneficially owned by Palisade Capital Securities, L.L.C. ("Palisade") are issuable to Palisade upon the exercise of a warrant purchased by Palisade from the Issuer. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), Palisade is deemed to be the beneficial owner of the 100,000 Shares issuable to it upon exercise of such warrant. See Items 5 and 6 for additional details.

** The principals of Palisade and certain of their family members beneficially own in the aggregate 96,400 additional Shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 96,400 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

                               CUSIP NO. 758655104
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Martin Berman

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
    Number of           7)    Sole Voting Power:                        57,400*
                        --------------------------------------------------------
    Shares Beneficially 8)    Shared Voting Power:                      100,000*
                        --------------------------------------------------------
    Owned by
    Each Reporting      9)    Sole Dispositive Power:                    57,400*
                        --------------------------------------------------------
    Person   With:      10)   Shared Dispositive Power:                 100,000*
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                157,400*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                            Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                4.2%**

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

* Martin Berman, individually, beneficially owns 57,400 Shares. Mr. Berman has sole voting and dispositive power over such 57,400 Shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 100,000 Shares beneficially owned by Palisade. See Item 2 for additional details.

** The principals of Palisade (other than Mr. Berman) and certain of their family members beneficially own in the aggregate 39,000 additional Shares. Mr. Berman does not beneficially own nor does he have voting or dispositive power over any of such 39,000 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

                               CUSIP NO. 758655104

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Jack Feiler

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
    Number of           7)    Sole Voting Power:                         10,000*
                        --------------------------------------------------------
    Shares Beneficially 8)    Shared Voting Power:                      100,000*
                        --------------------------------------------------------
    Owned by
    Each Reporting      9)    Sole Dispositive Power:                   10,000*
                        --------------------------------------------------------
    Person   With:     10)    Shared Dispositive Power:                100,000*
                       ---------------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                110,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                2.9%**

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN


--------------------------------------------------------------------------------
* Jack Feiler, individually, beneficially owns 10,000 Shares. Mr. Feiler has sole voting and dispositive power over such 10,000 Shares. Mr. Feiler, as a principal of Palisade, has shared voting and dispositive power over the 100,000 Shares beneficially owned by Palisade. See Item 2 for additional details.

** The principals of Palisade (other than Mr. Feiler) and certain of their family members beneficially own in the aggregate 86,400 additional Shares. Mr. Feiler does not beneficially own nor does he have voting or dispositive power over any of such 86,400 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

                               CUSIP NO. 758655104
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Richard Meisenberg

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                Not Applicable

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
    Number of           7)    Sole Voting Power:                          5,000*
                        --------------------------------------------------------
    Shares Beneficially 8)    Shared Voting Power:                      100,000*
                        -------------------------------------------------------
    Owned by
    Each Reporting      9)    Sole Dispositive Power:                    5,000*
                        --------------------------------------------------------
    Person   With:     10)    Shared Dispositive Power:                 100,000*
                       ---------------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                105,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                2.8%**

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN


--------------------------------------------------------------------------------
*  Richard  Meisenberg,  individually,   beneficially  owns  5,000  Shares.  Mr.
Meisenberg has sole voting and dispositive power over such 5,000 Shares. Mr. Meisenberg, as a principal of Palisade, has shared voting and dispositive power over the 100,000 Shares beneficially owned by Palisade. See Item 2 for additional details.

** The principals of Palisade (other than Mr. Meisenberg) and certain of their family members beneficially own in the aggregate 91,400 additional Shares. Mr. Meisenberg does not beneficially own nor does he have voting or dispositive power over any of such 91,400 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

--------------------------------------------------------------------------------
                              CUSIP NO. 758655104

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Steven Berman

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
   Number of           7)    Sole Voting Power:                         10,000*
                       ---------------------------------------------------------
   Shares Beneficially 8)    Shared Voting Power:                      100,000*
                       ---------------------------------------------------------
   Owned by
   Each Reporting      9)    Sole Dispositive Power:                     10,000*
                       ---------------------------------------------------------
   Person   With:      10)   Shared Dispositive Power:                  100,000*
                       ---------------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                110,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                2.9%**

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Steven Berman, individually, beneficially owns 10,000 Shares. Mr. Berman has sole voting and dispositive power over such 10,000 Shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 100,000 Shares beneficially owned by Palisade. See Item 2 for additional details.

** The principals of Palisade (other than Mr. Berman) and certain of their family members beneficially own in the aggregate 86,400 additional Shares. Mr. Berman does not beneficially own nor does he have voting or dispositive power over any of such 86,400 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

--------------------------------------------------------------------------------
                               CUSIP NO. 758655104

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Mark Hoffman

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
   Number of           7)    Sole Voting Power:                           4,000*
                       ---------------------------------------------------------
   Shares Beneficially 8)    Shared Voting Power:                       100,000*
                       ---------------------------------------------------------
   Owned by
   Each Reporting      9)    Sole Dispositive Power:                      4,000*
                       ---------------------------------------------------------
   Person   With:      10)   Shared Dispositive Power:                  100,000*
                       ---------------------------------------------------------

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                104,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                2.8%**

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN


--------------------------------------------------------------------------------
* Mark Hoffman, individually, beneficially owns 2,000 Shares. Mr. Hoffman has sole voting and dispositive power over such 2,000 Shares. Mr. Hoffman also has voting and dispositive power over 2,000 Shares held in custodial accounts for Russell Hoffman and Philip S. Hoffman, Mr. Hoffman's children. Mr. Hoffman, as a principal of Palisade, has shared voting and dispositive power over the 100,000 Shares beneficially owned by Palisade. See Item 2 for additional details.

** The principals of Palisade (other than Mr. Hoffman) and certain of their family members beneficially own in the aggregate 92,400 additional Shares. Mr. Hoffman does not beneficially own nor does he have voting or dispositive power over any of such 92,400 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

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                               CUSIP NO. 758655104

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1)  Names  of  Reporting  Persons (S.S. or  I.R.S. Identification Nos. of Above
    Persons):

    Mark Kaplan, Trustee for the Allison Berman Lifetime Trust and the Mark K. Berman Lifetime Income Trust

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        (b)     X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
    Number of           7)    Sole Voting Power:                         10,000*
                        --------------------------------------------------------
    Shares Beneficially 8)    Shared Voting Power:                            0
                        --------------------------------------------------------
    Owned by
    Each Reporting      9)    Sole Dispositive Power:                    10,000*
                        --------------------------------------------------------
    Person   With:      10)   Shared Dispositive Power:                       0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                10,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

                .26%**

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):  OO(trustee)

--------------------------------------------------------------------------------
* Mark Kaplan, as the trustee for the Allison Berman Lifetime Trust and the Mark
K. Berman Lifetime Income Trust, has voting and dispositive power over 10,000 Shares and pursuant to Rule 13d-3 of the Exchange Act is deemed the beneficial owner of such Shares. Mr. Kaplan is a director of the Issuer. See Item 2 for additional details.

** Palisade, its principals and certain of their family members beneficially own in the aggregate 186,400 additional Shares. Mr. Kaplan does not beneficially own nor does he have voting or dispositive power over any of such 186,400 Shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2 for additional details.

Item 1.  Security and Issuer

     This statement relates to the Common Stock, par value $.10 per share, of Refac Technology Development Corporation ("Shares"). The issuer has principal executive offices located at 122 East 42nd Street, New York, New York 10168.

Item 2.  Identity and Background

         Palisade Capital Securities, L.L.C. ("Palisade")
                  (a)      Palisade Capital Securities, L.L.C.
                  (b)      One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (c)      Principal Business:  broker-dealer
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      Place of Organization:  New Jersey

         Martin Berman
                  (a)      Martin Berman
                  (b)      One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (c) Investment advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      United States

         Jack Feiler
                  (a)      Jack Feiler
                  (b)      One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (c) Investment advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      United States

         Richard Meisenberg
                  (a)      Richard Meisenberg
                  (b)      One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (c) Investment advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      United States

         Steven Berman
                  (a)      Steven Berman
                  (b)      One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (c) Investment advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (d)      Criminal convictions:  None
                  (e)      Civil convictions:  None
                  (f)      United States

         Mark Hoffman
                  (a)      Mark Hoffman
                  (b)      One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (c) Investment advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Ft. Lee, New Jersey 07024
                  (d)      Criminal convictions:  None
                  (e)      Civil convictions:  None
                  (f)      United States

         Mark Kaplan, Trustee for the Allison Berman Lifetime Trust and the Mark
         K. Berman Lifetime Income Trust
                  (a)      Mark Kaplan
                  (b)      919 Third Avenue, New York, New York 10022
                  (c) Attorney; Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022
                  (d)      Criminal convictions:  None
                  (e)      Civil convictions:  None
                  (f)      United States

     The reporting persons are making a joint filing under Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Palisade beneficially owns 100,000 Shares which are issuable to it upon the exercise of a warrant purchased by Palisade from the Issuer. The principals of Palisade (Steven Berman, Martin Berman, Jack Feiler, Richard Meisenberg and Mark Hoffman) have shared voting and dispositive power over such 100,000 Shares.

     Individually, Steven Berman, Martin Berman, Jack Feiler, Richard Meisenberg and Mark Hoffman beneficially own 10,000, 57,400, 10,000, 5,000 and 4,000 Shares respectively. Each such reporting person has sole voting and dispositive power over such person's Shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the Shares beneficially owned (in an individual capacity) by the other reporting persons.

     Mark Kaplan, as the trustee of the Allison Berman Lifetime Trust and the Mark K. Berman Lifetime Income Trust, has voting and dispositive power over 10,000 Shares. Allison Berman and Mark K. Berman are the children of Martin Berman. Mr. Kaplan does not beneficially own or have voting or dispositive power over any of the Shares beneficially owned by the other reporting persons.

     On a combined basis the reporting persons beneficially own 196,400 Shares or 5.26% of the outstanding Shares. The reporting persons disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. There are no written or oral agreements among the reporting persons to act in concert with respect to the Shares owned by such persons.

Item 3.  Source and Amount of Funds or Other Consideration

     All funds used by Palisade to purchase the Issuer's warrant, which is exercisable into Shares, were derived from the company's working capital. The amount of such funds used in making the purchase reported in this Schedule 13D was $12,915.00. All funds used by the other reporting persons to purchase the Shares beneficially owned by such persons were derived from the personal funds of such persons. Other than Palisade, none of the other reporting persons engaged in any transactions regarding the Shares which are required to be reported in this Schedule 13D.

Item 4.  Purpose of Transaction

     The acquisition of the Shares by the reporting persons is solely for investment purposes. None of the reporting persons have any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Based upon the information contained in the Issuer's 10Q for the period ending June 30, 1997 there are issued and outstanding 3,634,387 Shares. Palisade beneficially owns 100,000 Shares which are issuable to it upon the exercise of a warrant purchased by Palisade from the Issuer. The principals of Palisade (Steven Berman, Martin Berman, Jack Feiler, Richard Meisenberg and Mark Hoffman) have shared voting and dispositive power over such 100,000 Shares.

     Individually, Steven Berman, Martin Berman, Jack Feiler, Richard Meisenberg and Mark Hoffman beneficially own 10,000, 57,400, 10,000, 5,000 and 4,000 Shares respectively. Each such reporting person has sole voting and dispositive power over such person's Shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the Shares beneficially owned (in an individual capacity) by the other reporting persons.

     Mark Kaplan, as the trustee of the Allison Berman Lifetime Trust and the Mark K. Berman Lifetime Income Trust, has voting and dispositive power over 10,000 Shares. Allison Berman and Mark K. Berman are the children of Martin Berman. Mr. Kaplan does not beneficially own or have voting or dispositive power over any of the Shares beneficially owned by the other reporting persons.

     On a combined basis the reporting persons beneficially own 196,400 Shares or 5.26% of the outstanding Shares.

     The following table details the transactions by the reporting persons in the Shares in the past sixty (60) days:

                       Palisade Capital Securities, L.L.C.

Date                    Quantity      Price        Type of Transaction

10/7/97                  25,000*      $12,915      Private Placement Purchase

-----------------------
*Number of Shares underlying warrant.  See Item 6 for additional details.

     No other reporting person or entity controlled by the reporting persons has traded Shares in the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Issuer has agreed to sell to Palisade, as partial payment for certain financial advisory services to be performed by Palisade, a warrant to purchase 200,000 Shares (attached hereto as Exhibit A). Such warrant will be purchased by Palisade on an installment basis. At the date of this filing, Palisade has paid $40,660.00 for the warrant and such warrant is exercisable for 100,000 Shares.

Item 7.  Material to be filed as exhibits

         A.       Common Stock Purchase Warrant dated April 7, 1997.
         B.       Joint Filing Agreement among the reporting persons.

                                    Exhibit A

                    REFAC TECHNOLOGY DEVELOPMENT CORPORATION

                          Common Stock Purchase Warrant
                         200,000 Shares (Subject to the
                     Adjustment Provisions Specified Herein)

No. W-101                                                        April 7, 1997

     REFAC Technology Development Corporation, a Delaware corporation (the "Company"), for value received, hereby certifies that Palisade Capital
Securities, L.L.C. (the "Purchaser") or its Permitted Transferees (as defined herein) (such Permitted Transferees, together with the Purchaser, the "Holder"), is entitled to purchase from the Company up to 200,000 duly authorized, validly issued, fully paid and nonassessable shares of Common Stock of the Company (the "Common Stock", and such shares of Common Stock issuable upon exercise of this Warrant, the "Warrant Shares") at the purchase price per share of $8.25 (the "Warrant Price"), subject to the terms, conditions and adjustments set forth below. This Common Stock Purchase Warrant (the "Warrant", and together with all other Common Stock Purchase Warrants issued in substitution therefor, the "Warrants") is being issued pursuant to section 5 of the Letter Agreement, dated April 7, 1997 (the "Letter Agreement"), between the Company and the Purchaser. Certain capitalized terms used in this Warrant are defined in section 12; references to an "Exhibit" are, unless otherwise specified, to one of the Exhibits attached to this Warrant and references to a "section" are, unless otherwise specified, to one of the sections of this Warrant.

                  1.       Exercise of Warrant.

          1.1. Duration and Manner of Exercise. (a) Subject to the other provisions of this section 1.1, this Warrant shall expire on the earlier of (i) such date as the Company, at its option, terminates the Letter Agreement, (ii) the fifth anniversary of the date hereof and (iii) the consummation of any transaction in which the Company is not the surviving corporation or in which the Company and its shareholders are not the holders of a majority of the equity securities of the surviving corporation (such date of termination being herein referred to as the "Termination Date"). On and after the date hereof, this Warrant may be exercised up until 12:00 p.m., New York City time on the Termination Date for the number of Warrant Shares as follows:

          (A) Subject to the provisions of clause (B) below:

                    (i) 75,000 Warrant Shares shall become subject to exercise three months from the date hereof upon the payment by the Purchaser to the Company of $38,745;

                    (ii) 25,000 Warrant Shares shall become subject to exercise six months from the date hereof upon the payment by the Purchaser to the Company of $12,915;

                    (iii) 25,000 Warrant Shares shall become subject to exercise nine months from the date hereof upon the payment by the Purchaser to the Company of $12,915;

                    (iv) 25,000 Warrant Shares shall become subject to exercise twelve months from the date hereof upon the payment by the Purchaser to the Company of $12,915;

                    (v) 25,000 Warrant Shares shall become subject to exercise fifteen months from the date hereof upon the payment by the Purchaser to the Company of $12,915; and

                    (vi) 25,000 Warrant Shares shall become subject to exercise eighteen months from the date hereof upon the payment by the Purchaser to the Company of $12,915.

provided, however, that if the Company, at its option, terminates the Letter Agreement

                    (1) between twelve and fifteen months after the date hereof, this Warrant shall be exercisable pursuant to (i), (ii),
                    (iii) and (iv) above;

                    (2) after fifteen months from the date hereof, this Warrant shall be exercisable pursuant to (i), (ii), (iii), (iv) and
                    (v) above; and

                    (3) after eighteen months from the date hereof, this Warrant shall be exercisable pursuant to (i), (ii), (iii), (iv), (v) and (vi) above.

          (B) Notwithstanding anything to the contrary contained in clause (A) above, in the event of the consummation of any transaction (the "Transaction") in which the Company is not the surviving corporation or in which the Company and its shareholders are not the holders of a majority of the equity securities of the surviving corporation, all Warrant Shares which, on the date of such consummation, have not become subject to exercise under clause (A) above, shall become subject to exercise on the date of, but prior to, the consummation of the Transaction upon the payment by the Purchaser to the Company of $0.5166 per such Warrant Share.

          (b) Subject to the exercisability provisions of paragraph (a) above and the other terms and conditions set forth herein, this Warrant may be exercised by the Holder, in whole or in part, during normal business hours on any Business Day, by surrender of this Warrant to the Company at its principal office, accompanied by a subscription in substantially the form attached to this Warrant as Exhibit A duly executed by such Holder and accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying (x) the number of shares of Common Stock designated in such subscription (up to the amount of shares to which such Holder is entitled to receive at such time upon exercise of this Warrant) by (y) the Warrant Price, and such Holder shall thereupon be entitled to receive the full number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) so purchased upon such exercise.

          1.2. When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the Business Day on which this Warrant shall have been surrendered to the Company as provided in section 1.1, and at such time the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock (or Other Securities) shall be issuable upon such exercise as provided in section 1.3 shall be deemed to have become the Holder or Holders of record thereof.

          1.3. Delivery of Stock Certificates, etc. As soon as practicable after each exercise of this Warrant, in whole or in part, and in any event within five Business Days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder or, subject to section 9, as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct,

          (a) a certificate or certificates for the number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash in an amount determined in accordance with the provisions of section 4, and

          (b) in case such exercise is in part only, a new Warrant of like tenor, calling in the aggregate on the face thereof for the number of shares of Common Stock equal to the number of such shares which such Holder would be entitled to receive at such time upon exercise of this Warrant, after giving effect to such recent exercise.

          2. Adjustment of Number of Shares of Common Stock Issuable Upon Exercise. The number and kind of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time as follows:

          2.1. Stock Dividends; Stock Splits; Reverse Stock Splits; Reclassifications. In case the Company shall (i) pay a dividend or make any other distribution with respect to its Common Stock in shares of its capital stock, (ii) subdivide its outstanding Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a merger, consolidation or other business combination in which the Company is the continuing corporation) the number of shares of Common Stock issuable upon exercise of the Warrant immediately prior to the record date for such dividend or distribution or the effective date of such subdivision or combination shall be adjusted so that the holder of the Warrant shall thereafter be entitled to receive the kind and number of shares of Common Stock or other securities of the Company that such holder would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this section 2.1 shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          2.2. Rights; Options; Warrants. (a) In case the Company shall issue rights, options, warrants or convertible or exchangeable securities (other than a convertible or exchangeable security subject to section 2.1) to all holders of its Common Stock, entitling them to subscribe for or purchase Common Stock at a price per share that is lower (at the close of business on the -- Business Day immediately prior to the record date for such issuance) than the Current Market Value per share of Common Stock, the number of shares of Common Stock thereafter issuable upon the exercise of all Warrants then outstanding shall be determined by multiplying the number of shares of Common Stock theretofore issuable upon the exercise of all Warrants then outstanding by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options, warrants or convertible or exchangeable securities plus the number of additional shares of Common Stock offered for subscription or purchase or to be issued upon conversion or exchange of such convertible or exchangeable securities and of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options, warrants or convertible or exchangeable securities, plus the number of shares of Common Stock which the aggregate consideration to be received by the Company in connection with such issuance would purchase at the then Current Market Value per share of Common Stock.

          (b) For purposes of this section 2.2, the consideration received by the Company in connection with the issuance of rights, options, warrants or convertible or exchangeable securities shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible or exchangeable securities, plus the consideration or premiums stated in such rights, options, warrants or convertible or exchangeable securities to be paid for the shares of Common Stock covered thereby. Any adjustment pursuant to this section 2.2 shall be made whenever any such rights, options, warrants or convertible or exchangeable securities are issued, but shall also become effective retroactively in respect of exercises made between the record dates for the determination of stockholders entitled to receive such rights, options, warrants or convertible or exchangeable securities and the date such rights, options, warrants or convertible or exchangeable securities are issued.

          2.3. Issuance of Common Stock at Lower Values. (a) In case the Company shall, in a transaction in which section 2.2 is inapplicable, issue or sell shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock, at a price per share of Common Stock (determined in the case of such rights, options, warrants or convertible or exchangeable securities, by dividing (A) the total amount receivable by the Company in consideration of the sale and issuance of such rights, options, warrants or convertible or exchangeable securities, plus the total consideration, if any, payable to the Company upon exercise, conversion or exchange thereof, by (B) the total number of shares of Common Stock covered by such rights, options, warrants or convertible or exchangeable securities) that is lower than the then Current Market Value per share of the Common Stock in effect immediately prior to such sale or issuance, then the number of shares of Common Stock thereafter issuable upon the exercise of all Warrants then outstanding shall be determined by multiplying the number of shares of Common Stock theretofore issuable upon exercise of all Warrants then outstanding by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such shares of Common Stock or rights, options warrants or convertible or exchangeable securities, plus the number of additional shares of Common Stock offered for subscription or purchase or to be issued upon conversion or exchange of such convertible or exchangeable securities and of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such shares of Common Stock or rights, options, warrants or convertible or exchangeable securities, plus the number of shares which the aggregate consideration to be received by the Company in connection with such issuance would purchase at the then Current Market Value per share of Common Stock.

          (b) For the purposes of such adjustments, the shares of Common Stock which the holder of any such rights, options, warrants or convertible or exchangeable securities shall be entitled to subscribe for or purchase shall be deemed to be issued and outstanding as of the date of the sale and issuance of the rights, warrants or convertible or exchangeable securities and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible or exchangeable securities, plus the consideration or premiums stated in such rights, options, warrants or convertible or exchangeable securities to be paid for the shares of Common Stock covered thereby.

          (c) In case the Company shall issue and sell shares of Common Stock or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the "price per share of Common Stock" and the "consideration receivable by or payable to the Company for purposes of the first sentence of this section 2.3, the Board of Directors of the Company shall determine, in good faith, the fair value of such property. In case the Company shall issue and sell rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock, together with one or more other securities as part of a unit at a price per unit, then in determining the price per share of Common Stock and the "consideration" receivable by or payable to the Company for purposes of the first sentence of this section 2.3, the Board of Directors of the Company shall determine, in good faith, the fair value of the rights, options, warrants or convertible or exchangeable securities then being sold as part of such unit.

          2.4. Distributions of Debt Assets. Subscription Rights or Convertible Securities. (a) In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock of evidences of indebtedness of the Company, assets or securities (excluding those referred to in section 2.2 and excluding cash dividends from current or retained earnings) (any such evidences of indebtedness, assets or securities, the "assets or securities"), then, at the election of the Company, either (i) the number of shares of Common Stock issuable after such record date upon exercise of the Warrant shall be adjusted by multiplying the number of shares of Common Stock issuable upon the exercise of such Warrant immediately prior to such record date by a fraction, the numerator of which shall be the then Current Market Value per share of Common Stock at the close of business on the Business Day immediately prior to the record date for such distribution and the denominator of which shall be the then Current Market Value per share of Common Stock at the close of business on the Business Day immediately prior to the record date for such distribution less an amount equal to the then fair value (as determined by the Board of Directors of the Company acting in good faith) of the assets or securities applicable to one share of Common Stock, or (ii) adequate provision shall be made so that the Holder of the Warrant shall have the right to receive, in addition to shares of Common Stock (in the event of an exercise of the Warrants), at the election of the Company, either (A) the assets or securities to which such holder would have been entitled as a holder of Common Stock if such holder had exercised his Warrants immediately prior to the record date for such distribution or (B) the cash equivalent of such assets or securities.

          (b) If the Company elects to adjust the number of shares of Common Stock issuable upon the exercise of the Warrants pursuant to section 2.4(a)(i) above, such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution; Provided that the Company shall deliver to any holder that exercises a Warrant after any such record date, but prior to the related distribution, a due bill or other appropriate instrument evidencing such holders right to receive such distribution upon its occurrence.

          (c) Notwithstanding the foregoing, the Company shall not elect the adjustment provided for in paragraph (a)(i) above if the then fair value (as determined by the Board of Directors of the Company acting in good faith) of the assets or securities applicable to one share of Common Stock is equal to or greater than the then Current Market Value per share of Common Stock at the close of business on the Business Day immediately prior to the record date for such distribution.

          2.5. Expiration of Rights, Options and Conversion Privileges. Upon the expiration of any rights, options, warrants or conversion or exchange privileges that have previously resulted in an adjustment hereunder, if any thereof shall not have been exercised, the number of shares of Common Stock issuable upon the exercise of the Warrant shall, upon such expiration, be readjusted and shall thereafter, upon any future exercise, be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (i) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange rights and (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for issuance, sale or grant of all such rights, options, warrants or conversion or exchange rights whether or not exercised; provided that no such readjustment shall have the effect of decreasing the number of shares issuable upon exercise of the Warrant by a number, in excess of the number of the adjustment initially made in respect to the issuance, sale or grant of such rights, options, warrants or conversion or exchange rights.

          2.6. No Adjustment for Dividends; No Adjustment of Warrant Price. Except as otherwise provided in this section 2, no adjustment in respect of any dividends declared and paid on Common Stock, or on any other capital stock of the Company, shall be made during the term of a Warrant or upon the exercise of a Warrant. Notwithstanding anything to the contrary contained in this Warrant, in the event of any adjustments to this Warrant pursuant to this section 2, adjustments shall be made solely to the number and kind of securities purchasable upon the exercise of this Warrant and no adjustments shall be made to the Warrant Price.

          2.7. De Minimis Adjustments. No adjustment pursuant to this section 2 in the number of shares of Common Stock issuable hereunder shall be required unless cumulative adjustments would require an increase or decrease of at least two percent (2%) in the number of shares of Common Stock issuable upon the exercise of this Warrant; provided that any adjustments which by reason of this section 2.7 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearer one-thousandth of a share.

          2.8. Other Adjustments. In the event that at any time, as a result of an adjustment made pursuant to this section 2, the registered holders shall become entitled to receive any securities of the Company other than shares of Common Stock, thereafter the number of such other securities so receivable upon exercise of the Warrants shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this section 2.

          2.9. Notice of Adjustment. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrant is adjusted, as herein provided, the Company shall give notice to each Holder of such adjustment or adjustments.

          2.10.  Excluded  Transactions.  Notwithstanding  any provision in this section 2 to the contrary but subject to the adjustment provisions of section 1, no adjustment shall be made pursuant to this section 2 in respect of (i) the exercise of any warrants, options or other rights to purchase Common Stock, or the conversion of any convertible securities of the Company, in each case issued or granted prior to the date hereof or issued or granted pursuant to or in connection with the Letter Agreement, (ii) the issuance of Common Stock pursuant to any dividend reinvestment plan, (iii) the issuance of shares of Common Stock to the directors, officers or employees of, or any consultants or advisors to, the Company, or the granting of options, stock appreciation rights or similar rights to such persons with respect thereto, pursuant to any bona fide management compensation plan or arrangement of the Company or any of its subsidiaries, (iv) equity securities issued, either directly or indirectly, in connection with the acquisition by the Company of an interest in an unaffiliated third party (whether by merger, consolidation, sale of assets or securities, or otherwise) and (v) the issuance of securities (including any convertible securities or options and the conversion or exercise thereof) to any third party at fair market value as determined in good faith by the Board of Directors of the Company.

          3. Preservation of Purchase Rights Upon Merger, Consolidation, etc. In the event of any consolidation of the Company with or merger of the Company with or into another corporation or in case of any sale, transfer or lease to another corporation of all or substantially all the property of the Company, if the Company is the surviving corporation and its shareholders are the holders of a majority of the equity securities of the surviving corporation the Acquiring Person shall execute an agreement that each Holder shall have the right thereafter (whether or not the Warrant is then exercisable by its terms) upon payment of the Warrant Price in effect immediately prior to such action to purchase upon exercise of the Warrant the kind and amount of securities, cash or other assets which he would have owned or have been entitled to receive after the happening of such consolidation, merger, sale, transfer or lease had such warrant been exercised immediately prior to such action; provided that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. The Company shall mail by first class mail, postage prepaid, to each Holder, notice of the execution of any such agreement (including a copy thereof). Such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this section 3. The provisions of this section 3 shall similarly apply to successive consolidations, mergers, sales, transfers or leases. The Acquiring Person shall mail to Warrant holders a notice describing the supplemental warrant agreement. If this section 3 applies, sections 2.1, 2.2, 2.3, 2.4 and 2.5 shall not be applicable.

          4. Fractional Interests. The Company shall not be required to issue fractional shares of Common Stock on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full shares of Common Stock which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of shares of Common Stock purchasable on exercise of the Warrants so presented. If any fraction of shares of Common Stock would, except for the provisions of this section 4, be issuable on the exercise of any Warrant (or specified portion thereof), the Company shall pay an amount in cash equal to the Current Market Value of one share of the Common Stock on the Business Day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction less the pro rata share of the then applicable Warrant Price.

          5. No Dilution or Impairment. The Company will not, by amendment of its articles of incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the rights of the holder of this Warrant against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not permit the par value of any shares of stock receivable upon the exercise of this Warrant to exceed the amount payable therefor upon such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of the Warrants from time to time outstanding, and (c) will not take any action which results in any adjustment pursuant to section 2 if the total number of shares of Common Stock (or Other Securities) issuable after the action upon the exercise of all of the Warrants would exceed the total number of shares of Common Stock (or Other Securities) then authorized by the Company's articles of incorporation and available for the purpose of issue upon such exercise.

          6. Notices of Corporate Action. In the event of:

          (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a regular periodic dividend payable in cash out of earned surplus in an amount not exceeding the amount of the immediately preceding cash dividend for such period) or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger involving the Company and any other Person or any transfer of all or substantially all the assets of the Company to any other Person, or

          (c)  any  voluntary  or   involuntary   dissolution,   liquidation  or
     winding-up of the Company,

the Company will mail or deliver to each holder of a Warrant a notice specifying
(i) the date or expected date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right, and (ii) the date or expected date on which any such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place and the time, if any such time is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for the securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least 10 days or hand-delivered at least five (5) days prior to the date therein specified. Failure to mail or receive such notice or any defect therein or in the mailing thereof shall not affect the validity of any action taken in connection with any of the foregoing transactions.

          7. Reservation of Stock, etc. The Company will at all times reserve and keep available, solely for issuance and delivery upon exercise of the Warrants, the number of shares of Common Stock (or Other Securities) from time to time issuable upon exercise of all Warrants at the time outstanding. All shares of Common Stock (or Other Securities) issuable upon exercise of any Warrants shall be duly authorized and, when issued upon such exercise, shall be validly issued and, in the case of shares, fully paid and nonassessable with no liability on the part of the Holders thereof.

          8. Termination. The Company will give the Holder of this Warrant not less than 10 days nor more than 90 days notice of the termination of the right to exercise this Warrant. The right to exercise this Warrant shall, subject to the provisions of section 1.1 above, expire on the Termination Date, unless the Company shall fail to give such notice as aforesaid, in which event the right to exercise this Warrant shall not expire until a date 10 days after the date on which the Company shall give the Holder hereof notice of the termination of the right to exercise this Warrant.

          9. Restrictions on Transfer.

          9.1.  Restrictive  Legends.  (a) Except as otherwise permitted by this section 9, each warrant (including each Warrant issued upon the transfer of any Warrant) shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "This Warrant and any shares acquired upon the exercise of this Warrant have not been registered under the Securities Act of 1933, as amended, and may not be transferred, sold or otherwise disposed of except while a registration under such Act is in effect or pursuant to an exemption therefrom under such Act. This Warrant and such shares may be transferred only in compliance with the conditions specified in this Warrant. This Warrant may not be sold, assigned or transferred except as provided in Section 10."

          (b) Except as otherwise permitted by this section 9, each certificate for Common Stock (or Other Securities) issued upon the exercise of any Warrant, and each certificate issued upon the transfer of any such Common Stock (or Other Securities), shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred, sold or otherwise disposed of except while a registration under such Act is in effect or pursuant to an exemption therefrom under such Act. Such securities may be transferred only in compliance with the conditions specified in certain Common Stock Purchase warrants issued by REFAC Technology Development Corporation pursuant to the Letter Agreement, dated April 7, 1997, between REFAC Technology Development Corporation and Palisade Capital Securities, L.L.C."

All Holders shall be bound by the requirements of such legends to the extent that such legends are applicable. Upon registration of any shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), each certificate representing shares of Common Stock being registered and sold to the public shall be replaced, at the expense of the Company, with certificates not bearing the legend set forth above in this section 9.1(b).

          10. Registration and Transfer of Warrants, etc.

          10.1. Restriction on Transfer. This Warrant may not be sold, assigned or transferred except to an owner or an employee of Palisades Capital Securities, L.L.C. or to any child or children or spouse of such owner or employee or to a trust for the benefit of any one or more of such persons ("Permitted Transferees").

          10.2. Transfer and Exchange of Warrants. Upon surrender of any Warrant for registration of transfer or for exchange to the Company at its principal office, the Company at its expense will (subject to compliance with section 9, if applicable) execute and deliver in exchange therefor a new Warrant or Warrants of like tenor, in the name of such holder or as such holder (upon payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

          10.3. Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, upon delivery of an indemnity bond in such reasonable amount as the Company may determine (or, at the sole option of the Company, of an indemnity agreement reasonably satisfactory to the Company), or, in the case of any such mutilation, upon the surrender of such Warrant for cancellation to the Company at its principal office, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

          11. Registration under the Securities Act of 1933.

          11.1. Right to Include Registrable Securities. If the Company at any time proposes to register any of its securities under the Securities Act at any time after the date hereof and on or before five (5) years thereafter (except in connection with an offering to employees, an exchange offer, an offer to acquire assets, or a registration filed on Form S-4 or S-8 or any successor or similar forms), whether or not for sale for its own account, it will each such time give prompt written notice to all holders of Registrable Securities of its intention to do so and of such holders' rights under this section 11. Upon the written request of any such holder made within 30 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Company will, subject to the terms of this Warrant, use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the holders thereof, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered, by inclusion of such Registrable Securities in the registration statement which covers he securities which the Company proposes to register, provided that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason either not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses (as defined below) in connection therewith), and
(ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.

          11.2. Registration Expenses. The Company shall comply with the requirements of section 11.1 at its own expense, and shall pay all expenses of the registration ("Registration Expenses"); however, the Company shall not be responsible for any part of the cost of any separate counsel engaged to review the registration statement on behalf of or to advise the sellers of the Registrable Securities. Registration Expenses shall include legal, accounting, engineering, printing, filing and NASD fees, out-of-pocket expenses incurred by Company-retained counsel, accountants, and engineers, and miscellaneous identified expenses. Such expenses shall not include underwriting or selling commissions, transfer taxes and underwriter's expense allowance attributable to the Registrable Securities, all of which shall be borne by the sellers of the Registrable Securities.

          11.3. Priority in Registrations. If (i) a registration pursuant to this section 11 involves an underwritten offering of the securities so being registered, whether or not for sale for the account of the Company, to be distributed (on a firm commitment basis) by or through one or more underwriters of recognized standing under underwriting terms appropriate for such a transaction, and (ii) the managing underwriter of such underwritten offering shall inform the Company by letter of its belief that the distribution of all or a specified number of such Registrable Securities concurrently with the securities being distributed by such underwriters would interfere with the successful marketing of the securities being distributed by such underwriters (such writing to state the basis of such belief and the approximate number of such Registrable Securities which may be distributed without such effect), then the Company may, upon written notice to all holders of such Registrable Securities, reduce pro rata (if and to the extent stated by such managing underwriter to be necessary to eliminate such effect) the number of such Registrable Securities the registration of which shall have been requested by each holder of Registrable Securities so that the resultant aggregate number of such Registrable Securities so included in such registration shall be equal to the number of shares stated in such managing underwriter's letter.

          11.4. Registration Procedures. If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company shall, as expeditiously as possible:

          (i) prepare and (within 60 days after the end of the period within which requests for registration may be given to the Company or in any event as soon thereafter as possible) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become and remain effective, provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in section 11.1, its securities which are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

          (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the earlier of such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and the expiration of 90 days after such registration statement becomes effective;

          (iii) furnish to each seller of Registrable Securities covered by such registration statement and each underwriter, if any, of the securities being sold by such seller, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller;

          (iv) use its best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities laws or blue sky laws of such jurisdictions as any seller thereof and each underwriter, if any, of the securities being sold by such seller, shall reasonably request, to keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable such seller and underwriter to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subsection (iv) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

          (v) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

          (vi) furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller and the underwriters, if any, of:

          (a) an opinion of counsel for the Company, dated the effective date of such registration statement (or, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such seller, and

          (b) a "comfort" letter (or, in the case of such Person which does not satisfy the conditions for receipt of a "comfort" letter specified in Statement on Auditing Standards No. 72, an "agreed upon procedures" letter), dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities (with, in the case of an "agreed upon procedures" letter, such modifications or deletions as may be required under Statement on Auditing Standards No. 35) and, in the case of the accountants, letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, as such seller (or the underwriters, if any) may reasonably request;

          (vii) notify the holders of Registrable Securities and the managing underwriter or underwriters, if any, promptly and confirm such advice in writing promptly thereafter:

          (a) when the registration statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement has been filed, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

          (b) of any request by the Commission for amendments or supplements to the registration statement or the prospectus or for additional information;

          (c) of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose; and

          (d) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose;

          (viii) notify each seller of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon the Company's discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing under which they were made, and at the request of any such seller promptly prepare and furnish to such seller and each underwriter, if any, a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (ix) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first day of the Company's first fiscal quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, and will furnish to each such seller at least five (5) business days prior to the filing thereof a copy of any amendment or supplement to such registration statement or prospectus and shall not file any thereof to which any such seller shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

          (x) make available for inspection by any holder of Registrable Securities, any underwriter participating in any disposition pursuant to the registration statement and any attorney or accountant retained by such selling holders or underwriter (each, an "Inspector"), all financial and other records, pertinent corporate documents and properties of the Company (the "Records") as shall be reasonably necessary to enable such Inspector to exercise its due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration provided that the Company shall not be required to comply with this subsection (x) if there is a reasonable likelihood, in the judgment of the Company, that such delivery could result in the loss of any attorney-client privilege related thereto; and provided further that Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (other than to any holder of Registrable Securities) unless (x) such Records have become generally available to the public or (y) the disclosure of such Records may be necessary or appropriate (A) in compliance with any law, rule, regulation or order applicable to any such Inspectors or holder of Registrable Securities, (B) in response to any subpoena or other legal process or (C) in connection with any litigation to which such Inspectors or any holder of Registrable Securities is a party;

          (xi) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

          (xii) enter into such agreements and take such other actions as sellers of such Registrable Securities holding 51% of the Registrable Securities so to be sold shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

          (xiii) use its best efforts to list all Registrable Securities covered by such registration statement on any securities exchange on which any of the securities of the same class as the Registrable Securities are then listed; and

          (xiv) use its best efforts to provide a CUSIP number for the Registrable Securities, not later than the effective date of the registration statement.

          The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

          Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in subsection (vii) of this section 11.4, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection (vii) of this section 11.4 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period mentioned in subsection (ii) of this section 11.4 shall be extended by the length of the period from and including the date when each seller of any Registrable Securities covered by such registration statement shall have received such notice to the date on which each such seller has received the copies of the supplemented or amended prospectus contemplated by subsection (viii) of this section 11.4.

          11.5. Holdback Agreements.

          (a) Each holder of Registrable Securities agrees by acquisition of such Registrable Securities, if so required by the managing underwriter, not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public or private sale or distribution of or otherwise dispose of any equity securities of the Company or securities convertible into or exchangeable or exercisable for any such securities, during the seven (7) days prior to and the 90 days after any underwritten registration has become effective, except as part of such underwritten registration, whether or not such holder participates in such registration.

          (b) The Company agrees (x) if so required by the managing underwriter not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public or private sale or distribution of or otherwise dispose of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities during the seven (7) days prior to and the 90 days after any underwritten registration has become effective, except as part of such underwritten registration and except in connection with an offering to employees, an exchange offer, an offer to acquire assets or pursuant to registrations on Form S-4, S-8 or any successor or similar forms thereto, and
(y) to cause each holder of its equity securities or any securities convertible into or exchangeable or exercisable for any of such securities, in each case purchased from the Company at any time after the date of this Warrant (other than in a public offering) to agree not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public or private sale or distribution of or otherwise dispose of such securities during such period except as part of such underwritten registration.

          11.6. Participation in Underwritten Offerings. No holder of Registrable Securities may participate in any underwritten offering hereunder unless such holder (l) agrees to sell its securities on the basis provided in any underwriting arrangements approved, subject to the terms and conditions hereof, by the Company and the holders of a majority of Registrable Securities to be included in such underwritten offering and (ii) completes and executes all questionnaires, indemnities, underwriting agreements and other documents (other than powers of attorney) required under the terms of such underwriting arrangements.

          11.7. Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Warrant, the Company will give the holders of Registrable Securities registered under such registration statement, their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

          11.8. Indemnification.

          (a) Indemnification by the Company. In the event of any registration of any securities of the Company under the Securities Act, the Company will, and hereby does, indemnify and hold harmless, the holder of any Registrable Securities covered by such registration statement, its directors and officers, each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such holder or any such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder or any such director or officer or underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such holder and each such director, officer, underwriter and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding, provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such holder specifically stating that it is for use in the preparation thereof and, provided, further that the Company shall not be liable to any Person who participates as an underwriter, in the offering or sale of Registrable Securities or to any other Person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability tor action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, within the time required by the Securities Act to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any such director, officer, underwriter or controlling person and shall survive the transfer of such securities by such holder.

          (b) Indemnification by the Sellers. The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to section 11.4, that the Company shall have received an undertaking satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in subsection (a) of this section 11.8) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Any such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller. Each such seller of the Registrable Securities also agrees to indemnify and hold harmless the underwriter or underwriters of the Registrable Securities, their directors, officers, and each other person, if any, who controls such underwriter or underwriters within the meaning of the Securities Act on substantially the same basis as that of the indemnification of the Company provided in this subsection (b) of section 11.8.

          (c) Notices of Claims etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding subsections of this section 11 8, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subsections of this section 11.8, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that the indemnifying party may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability, or a covenant not to sue, in respect to such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

          (d) Other Indemnification. Indemnification similar to that specified in the preceding subsections of this section 11.8 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority, other than the Securities Act.

          (e) Indemnification  Payments.  The  indemnification  required by this section 11.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

          (f) Contribution. If the indemnification provided for in the preceding subsections of this section 11.8 is unavailable to an indemnified party in respect of any expense, loss, claim, damage or liability referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such expense, loss, claim, damage or liability (l) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the holder or underwriter, as the case may be, on the other from the distribution of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the holder or underwriter, as the case may be, on the other in connection with the statements or omissions which resulted in such expense, loss, damage or liability, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the holder or underwriter, as the case may be, on the other in connection with the distribution of the Registrable Securities shall be deemed to be in the same proportion as the total net proceeds received by the Company from the initial sale of the Registrable Securities by the Company to the purchasers pursuant to any purchase agreement bear to the gain, if any, realized by the selling holder or the underwriting discounts and commissions received by the underwriter, as the case may be. The relative fault of the Company on the one hand and of the holder or underwriter, as the case may be, on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company, by the holder or by the underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission, provided that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the provisions contained in the first sentence of subsection (a) of this section 11.8, and in no event shall the obligation of any indemnifying party to contribute under this subsection (f) exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under subsections (a) or (b) of this section 11.8 had been available under the circumstances.

          The Company and the holders of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this subsection (f) were determined by pro rata allocation (even if the holders and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth in the preceding sentence and subsection
(c) of this section 11.8, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

          Notwithstanding the provisions of this subsection (f), no holder of Registrable Securities or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any such holder, the net proceeds received by such holder from the sale of Registrable Securities or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          12.  Definitions.   As  used  herein,  unless  the  context  otherwise
requires, the following terms have the following respective meanings:

          Acquiring  Person:  With reference to the transactions  referred to in section 3, (i) the  continuing or surviving  corporation of a  consolidation  or merger with the Company (if other than the Company), (ii) the transferee of substantially all of the properties of the Company, (iii) the parent entity of any corporation consolidating with or merging into the Company in a consolidation or merger in connection with which the Common Stock is changed into or exchanged for stock or other securities of any other Person (including such parent entity) or cash or any other property if the Company becomes a subsidiary of such entity, or (iv) in the case of a capital reorganization or reclassification or in any case in which the Company is a surviving corporation in a merger not described in clause (iii) above, the Company.

          Business Day: Any day other than a Saturday or a Sunday or a day on which commercial banking institutions in The City of New York are authorized by law to be closed. Any reference to "days" (unless Business Days are specified) shall mean calendar days.

          Commission: The Securities and Exchange Commission.

          Common Stock: As defined in the introduction to this Warrant, such term to include any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

          Company: As defined in the introduction to this Warrant, such term to include any corporation which shall succeed to or assume the obligations of the Company hereunder in compliance with section 3.

          Current Market Value: On any date specified herein, the amount per share of the Common Stock, equal to (a) the last sale price of such Common Stock, regular way, on such date or, if no such sale takes place on such date, the average of the closing bid and asked prices thereof on such date, in each case as officially reported on the principal national securities exchange on which such Common Stock is then listed or admitted-to trading, or (b) if such Common Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security by the NASD, the last trading price of the Common Stock on such date, or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the closing bid and asked prices of the Common Stock on such date as shown by the NASD automated quotation system, or (d) if such Common Stock is not then listed or admitted to trading on any national exchange or quoted in the over-the-counter market, the higher of (x) the book value thereof as determined by any firm of independent public accountants of recognized standing selected by the Board of Directors of the Company as of the last day of an month ending within 60 days preceding the date as of which the determination is to be made or (y) the fair value thereof determined in good faith by the Board of Directors of the Company as of a date which is within 18 days of the date as of which the determination is to be made.

          NASD: The National Association of Securities Dealers, Inc.

          Other Securities: Any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the Holders of the Warrants at any time shall be entitled to receive, or shall have received, upon the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to section 3 or otherwise.

          Person: A corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

          Purchaser: As defined in the introduction to this Warrant.

          Registrable Securities: (a) Any shares of Common Stock or Other Securities issued or issuable upon exercise of this Warrant and (b) any securities issued or issuable with respect to any securities referred to in clause (a) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force, or (d) they shall have ceased to be outstanding.

          Warrant Price: As defined in the introduction to this Warrant.

          Warrants: As defined in the introduction to this Warrant.

          13. No Rights or Liabilities as Shareholder. Nothing contained in this Warrant shall be construed as (x) conferring upon the Holder hereof or any Permitted Transferees any rights as a shareholder of the Company (including, without limitation, any right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or any other matter, or any right whatsoever as a shareholder of the Company (except for those notices and other matters expressly set forth herein) or (y) imposing any obligation on such Holder or any of its Permitted Transferees to purchase any securities or as imposing any liabilities on such Holder as a shareholder of the Company, whether such obligation or liabilities are asserted by the Company or by creditors of the Company.

          14. Notices. All notices and other communications by the Company or by any Holder to the Company under this Warrant shall be in writing and shall be delivered in person or by facsimile transmission, or mailed by registered or certified mail, return receipt requested, or by a nationally recognized overnight courier, postage prepaid, addressed in each case (a) if to any Holder of any Warrant, at the registered address of such Holder as set forth in the register kept at the principal office of the Company, or (b) if to the Company, to the attention of its Corporate Secretary at its principal office, provided that the exercise of any Warrant shall be effective in the manner provided in section 1. Each party hereto may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice to the other party.

          15. Consent to Jurisdiction; Service of Process; Venue. Each party hereto hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York, for any actions arising out of or relating to this Warrant or the breach, termination or validity thereof and the transactions contemplated by this Warrant, (ii) agrees not to commence any action relating thereto except in such courts and in accordance with the provisions of this Warrant, (iii) agrees that service of any process, summons, notice, or document by U.S. registered mail or as otherwise provided in this Warrant shall be effective service of process for any action brought in any such court, (iv) waives any objection to the laying of venue of any action arising out of this Warrant or the transactions contemplated by this Warrant in the courts of the State of New York or the United States of America located in the State of New York and (v) agrees not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum.

          16. Amendments. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

          17. Severability. The invalidity or unenforceability of any provision of this Warrant in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Warrant in such jurisdiction or the validity, legality or enforceability of this Warrant, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          18. GOVERNING LAW. THIS WARRANT SHALL BF GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

          19. Headings. Captions contained in this Warrant are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Warrant or any provision hereof.



                                         REFAC TECHNOLOGY
                                         DEVELOPMENT CORPORATION


                                         By:/s/ Robert L. Tuchman
                                         Name: Robert L. Tuchman
                                         Title: President & CEO

                                    Exhibit A


                              FORM OF SUBSCRIPTION

                 [To be executed only upon exercise of Warrant]

TO:  REFAC TECHNOLOGY DEVELOPMENT CORPORATION

          The undersigned registered holder of the within Warrant hereby irrevocably exercises such Warrant for, and purchases thereunder, __________ shares of Common Stock, par value $[_______] per share, of REFAC Technology Development Corporation, and herewith makes payment of $___________ therefor, and requests that the certificates for such shares be issued in the name of, and delivered to _______________, whose address is ________________
_____________________________.



Dated: _______________          __________________________________
                               (Signature must conform in all respects to
                                name of holder as specified on the face of Warrant)


                                __________________________________
                                (Street Address)


                                __________________________________
                               (City)(State)(Zip Code)

                                   Exhibit B

                               FORM OF ASSIGNMENT

                 [To be executed only upon transfer of Warrant]

          For value received, the undersigned registered holder of the within Warrant hereby sells, assigns and transfers unto __________________________ the right represented by such Warrant to purchase ________________ shares of Common Stock, par value $[_______] per share, of REFAC Technology Development Corporation to which such Warrant relates, and appoints
_________________________ as attorney to make such transfer on the books of REFAC Technology Development Corporation maintained for such purpose, with full power of substitution in the premises.


Dated: _____________________         __________________________________
                                     (Signature must conform in all respects to name of holder as specified on the face of Warrant)


                                     __________________________________
                                     (Street Address)


                                     __________________________________
                                     (City)(State)(Zip Code)

                                    Exhibit B

                             JOINT FILING AGREEMENT


     The undersigned agree that the Schedule 13D filed herewith relating to the shares of common stock of Refac Technology Development Corporation is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(f)(1).

Dated:  October 17, 1997

                                             /s/Martin Berman
                                             ___________________________
                                             Martin Berman


                                            PALISADE CAPITAL SECURITIES, L.L.C.


                                            By: /s/Steve Berman
                                                ___________________________
                                                Steve Berman, Member

                                            /s/ Jack Feiler
                                            ___________________________
                                            Jack Feiler


                                            /s/Richard Meisenberg
                                            ___________________________
                                            Richard Meisenberg


                                            /s/Mark Hoffman
                                            ___________________________
                                            Mark Hoffman


                                            /s/Steven Berman
                                            ___________________________
                                            Steven Berman


                                            /s/Mark Kaplan
                                            _________________________________
                                            Mark Kaplan,  Trustee   of   Allison
                                            Berman  Lifetime  Trust and  Mark K.
                                            Berman Lifetime Income Trust

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                             October 17, 1997


                                             /s/Martin Berman
                                             ____________________________
                                                Martin Berman


                                             PALISADE CAPITAL SECURITIES, L.L.C.


                                             By: /s/Steve Berman
                                                 _________________________
                                                 Steve Berman, Member


                                             /s/ Jack Feiler
                                             _________________________
                                             Jack Feiler


                                             /s/Richard Meisenberg
                                             __________________________
                                             Richard Meisenberg


                                             /s/Mark Hoffman
                                             __________________________
                                             Mark Hoffman


                                             /s/Steven Berman
                                             ___________________________
                                             Steven Berman


                                             /s/Mark Kaplan
                                             ____________________________
                                             Mark Kaplan, Trustee of Allison
                                             Berman Lifetime Trust and Mark K.
                                             Berman Lifetime Income Trust




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).